Exhibit 99.2

Internal NYSE & TSX: GFR Redefining Oil Sands Expectations Future Growth Plans October 7, 2024

GREENFIRE RESOURCES: SHAREHOLDER VALUE CREATION STRATEGY
DEVELOPMENT PLAN TARGETING 58,800 BBL/D W.I. OIL PRODUCTION CAPACITY

Greenfire Hangingstone is Highly Economic

Ten recently drilled extended reach refill wells at Expansion have averaged >1,500 bbl/d, IP 270 since coming onstream, resulting in <60-day payout of $3.5MM per well capex based on the Q2 2024 realized netback[1]

Large, Long-life and Valuable Oil Resource

Booked 2P reserves at YE 2023 were 238 MMbbl, representing a 37-year 2P reserve life. An updated third-party Reserves evaluation will be published by YE 2024, giving effect to Greenfire's latest drilling strategies and a significant increase in lands included in the evaluation

Modern SAGD Development & Increased Production Capacity

Development plan has been updated to include: 1) deployment of modern SAGD wells, 2) maximizing utilization at existing facilities, 3) brownfield expansion opportunities, and 4) relocation of newly acquired facilities to Tier-1 reservoir lands

Strategy Underpinned by Heightened FCF Generation Potential

Greenfire is pleased to advance its shareholder value creation strategy, including capital efficient plans to grow the production capacity of its Hangingstone Facilities, which is supported by a large Tier-1 resource, to drive greater operational scale and free cash flow generation potential

One of Few Pure Play Thermal Opportunities

Greenfire, MEG, Athabasca & Connacher are the only remaining pure-play thermal businesses, benefitting from low sustaining capex and greater FCF generation per unit of production, which are supportive of significant long-term shareholder return programs

Trading at Significant Discount to Intrinsic Value and vs. Peers

Greenfire is currently trading at a significant discount relative to other pure-play mid-cap oil sands companies on a Price / Reserve Evaluator NAV[2] basis

- Recent GFR share price implies price / NAV of 51% on 1P and 42% on 2P, compared to pure play peers averaging 89% and 62%, respectively

1) See page 19 for additional details
2) See page 15 for additional details

2

Internal 3.5 9.8 2.5 11.3 11.3 20.5 33.8 58.8 0.0 10.0 20.0 30.0 40.0 50.0 60.0 Current Production Un-utilized Demo Capacity Un-utilized Expansion Capacity Current GFR Capacity Demo Plant 1 Restart Expansion Brownfield Additional Capacity McKay Plant Relocation to Expansion Combined Future Capacity GFR Production Capacity (Mbbl/d) GREENFIRE RESOURCES: SHAREHOLDER VALUE CREATION STRATEGY FUTURE GROWTH PLAN TO FURTHER LEVERAGE TECHNOLOGY & INFRASTRUCTURE Targeting increased W.I. production capacity of 58.8 Mbbl/d via reactivation of Demo Plant 1, brownfield facility debottlenecking & expansion and the relocation of an existing SAGD facility 3 • Future growth plans have potential to add a combined 25 Mbbl/d (W.I.) or 74% incremental production capacity, representing a significant step - change in growth o Expansion Asset: + 22.5 Mbbl/d o Demo Asset: + 2.5 Mbbl/d o Supported by existing scalable infrastructure in place • Greenfire’s operational and technical team have successfully executed modern drilling practices and SAGD technologies to further support this capital efficient growth plan • Updated McDaniel Reserve evaluation will be completed in Q4 2024 Potential W.I. Production Capacity Additions Demo CPF (100% W.I.) Expansion CPF (75% W.I.) McKay CPF (75% W.I.)

Internal - 500 1,000 1,500 2,000 2,500 0 30 60 90 120 150 180 210 240 270 300 Daily Bitumen Rate (bbl/d) Days on Production Average Refill Production (Barrels / Stream Day) x Faster x Cost Effective x Repeatable 4 1 Prior Strategy | 20 Infills x 700m Laterals GREENFIRE’S MODERNIZED DRILLING STRATEGY EXTENDED REACH SAGD WELLS – INCREASED PRODUCTIVITY & COST ADVANTAGES Increased horizontal well lengths support higher production, incremental bitumen recovery and scalable cost efficiencies, including reduced future well count, pad and infrastructure requirements Extended Reach (ER) Refill Performance 1 • Greenfire has demonstrated its ability to successfully drill extended reach SAGD wells since beginning its drilling campaign in August 2023 • Expansion Asset : 10 extended reach Refill wells at ~1,600 - 1,900 meters in horizontal length • Demo Asset : 3 extended reach Refill wells at ~1,800 - 2,400 meters horizontal length Pad 2 & Pad 5 Refill wells averaged 1,515 bbl/d over ~9 months; 2023 Refill extended reach producers with a capital cost of $3.5 million paid out within 2 months based on Q2 2024 netbacks 2 GFR New Strategy | 10 ER Refills 1,600 – 1,900m Laterals 1) Expansion Asset's Pad 2 and Pad 5 wells drilled in 2023 2) See page 19 for additional details

GREENFIRE'S MODERNIZED DRILLING STRATEGY
CURVED SAGD WELLS – BETTER PAY ACCESS; REDUCED FUTURE WELL COUNTS

Curved extended reach SAGD wells expected to maximize reservoir access, supporting increased recoveries and reduced capital expenditures (lower well count, pad and infrastructure requirements)

- The SAGD reservoirs are ancient river channels that meander in the same way that existing rivers meander today
- Drilling curved wells expected to enable Greenfire to better follow reservoir channel meanders, reducing the required future well pair and pad count
- Greenfire recently successfully drilled one curved SAGD well pair and one curved SAGD producer at the Demo Asset in August / September 2024[1]
- Ability to drill curved, extended reach wells can eliminate the need for additional well pads and infrastructure to fully develop the asset

Curved Well Analog | Cenovus Foster Creek

- Cenovus successfully drilled a curved SAGD pad (N11) in Q3 2021
- Production has averaged ~1,000 bbl/d per well pair


32
33
29
28
T70
R4W4
Legend
Cenovus N11 Pad
Cenovus Wells

Demo Curved Extended Reach Well Development


Injector and Producer Wells
Producer Well

1) Preliminary results expected as early as Q4 2024

5

GREENFIRE'S MODERNIZED DRILLING STRATEGY
SUPER PAD – CONSOLIDATION OF SMALLER PADS REDUCES SURFACE IMPACT & COST

The Super Pad plans to consolidate multiple well pads into a single concentrated pad design, including centralized infrastructure, and utilize extended reach wells which is expected to increase production at a reduced cost

- First sustaining well pairs expected to be drilled at Expansion will utilize all modern drilling techniques at Greenfire's first Super Pad
- Exploits thick Tier-1 pay with extended reach wells to maximize reservoir access while minimizing surface and well costs
- AER application submitted with approval anticipated by year-end 2024
  - The original JACOS[1] development plan included 5 well pads
  - Greenfire development plan before AER uses a single Super Pad with curved well trajectories and with longer lateral lengths
- Expected cost savings from fewer well pads, fewer connecting roads and pipelines and streamlined utilities



Pad 6
CPF
Net Pay
Contour
45
40
35
30
25
20
15
10
5
RF 6-4
RF 6-3
RF 6-2
RF 6-1
WP 16-23
WP 1-11
Pad 6
Super Pad

Source: Greenfire Resources

1) Japan Canada Oil Sands ("JACOS"), a subsidiary of Japan Petroleum Exploration Co. ("JAPEX"), the previous owner of the Expansion asset until Greenfire acquired JACOS in 2021

6

EXPANSION ASSET
INSTALLED PLANT CAPACITY OF 35,000 BBL/D[1]

Utilize existing plant capacity by drilling Refill wells and commissioning the nearby Super Pad of sustaining wells

- Existing plant is capable of producing 35,000 bbl/d[1] of bitumen and has produced as high as ~32,000 bbl/d[1] under prior operator
- No additional steam generation associated with utilizing the existing facilities 35,000 bbl/d[1] of bitumen production capacity
  - Current steam capacity of ~76,000 bbl/d[1]
- Since SAGD assets have a predominately fixed operating costs, utilizing the existing plant capacity is anticipated to result in cost structure improvements and increased free cash flow generation potential
  - Greenfire's Tier-1 reservoir is demonstrated by the ability to produce from wells without downhole pumps, unlike most industry peers
  - Results in reduced variable costs compared to most SAGD assets



1) Figures shown on a 100% working interest basis, Greenfire owns a 75% working interest in the Expansion asset

7

Internal • Brownfield expansion potential to add 15,000 bbl/d 1 of additional production capacity • Expansion asset designed for addition of one processing train and two steam generators to increase production capacity to 50,000 bbl/d 1 and steam generation capacity to 115,000 bbl/d 1 at low capital intensities 8 Modular design allows for easier expansion of the central processing facility to accommodate new standard SAGD components EXPANSION ASSET POTENTIAL BROWNFIELD EXPANSION FOR ADDITIONAL CAPACITY GROWTH TO 50,000 BBL/D 1 Location of processing Train 3 to be added Location of 2 additional steam generators to be added Train 1 Train 2 Steam Gen 1 Steam Gen 2 Steam Gen 3 Steam Gen 4 1) Figures shown on a 100% working interest basis, Greenfire owns a 75% working interest in the Expansion asset

MCKAY SAGD FACILITY RELOCATION
RECENTLY ACQUIRED CPF TO POTENTIALLY BE MOVED AND DEPLOYED AT EXPANSION

Cost effective relocation of an underutilized SAGD facility to Tier-1 reservoir

- The McKay facility was designed with a high degree of modularization, including the ability to relocate the facility, which was initially fabricated and assembled in Edmonton
- Relocating the McKay facility to the Expansion Asset is anticipated to add ~38,000 bbl/d[1] of steam capacity and 15,000 bbl/d[1] of production capacity and power co-generation capability
- The Company acquired McKay SAGD facility at a cost of $1.2 million in Q2 2024
  - Application recently submitted to permanently cease SAGD operations at McKay to facilitate plant relocation
- Cost of moving and commissioning McKay SAGD facility at Expansion is anticipated to be significantly lower than new Central Processing Facility ("CPF") construction

McKay Central Processing Facility



Example of SAGD Unit Being Transported


OVERSIZE LOAD

1) Figures shown on a 100% working interest basis, Greenfire owns a 75% working interest in the Expansion asset

9

EXPANSION ASSET

POTENTIAL MCKAY FACILITY RELOCATION TO GREENFIRE'S THICKEST TIER-1 PAY



R12
R11
R10W4
Net Pay
45
40
35
30
25
20
15
10
5
Contour
Demo CPF:
Plant 2: 7,500 existing capacity
+ 2,500 bbl/d Plant 1 capacity
Expansion CPF
Existing 35,000 bbl/d capacity
+ Potential 15,000 bbl/d brownfield capacity expansion
Expected Location of McKay CPF
15,000 bbl/d capacity once relocated

- Relocated McKay facility would be expected to be deployed at thickest Tier-1 resource at the Expansion Asset
- Relocated McKay facility anticipated to utilize existing Expansion facility infrastructure for oil sales
- Capital efficient addition of production capacity

Up to 40 meters of pay vs. 25 meters at Expansion[1] vs. 20 meters at Demo

Source: Greenfire Resources

1) Existing pads at Expansion Asset

10

DEMO ASSET
RESTART EXISTING PLANT (DEMO PLANT 1) TO INCREASE CAPACITY TO 10,000 BBL/D[1]

Potential to recommission processing train at existing Plant 1 facility to add 2,500 bbl/d[1] of production capacity

- Plans to increase production capacity at the Demo asset by 2,500 bbl/d[1] to 10,000 bbl/d[1] by re-starting Plant 1 processing train
- Incremental production capacity expected to utilize existing steam and blend processing equipment
  - No material infrastructure capital anticipated to be required
- Three new extended reach Refills have been drilled in H1 2024 and are in warm-up phase
- 10 additional Refill locations planned


Demo Plant 1:
To be restarted
Demo Plant 2:
Currently operating with
7,500 bbl/d capacity

1) Greenfire owns a 100% working interest in the Demo asset

11

YE 2024 RESERVES REPORT
OVERVIEW OF SIGNIFICANTLY EXPANDED SCOPE RELATIVE TO YE 2023 REPORT

Expected to incorporate expanded scope, latest drilling strategy & future growth projects into updated YE 2024 Reserves report

	Inclusions in YE 2023 Reserves Report[1]	Potential Inclusions in YE 2024 Reserves Report[1,2]
Development Area	Partial exploitation of Project Area within 10m pay reservoir	Exploitation of **materially all** of Project Area (incl. McMurray Upper Zone) with **10m** pay reservoir where sufficient delineation exists
Booked Acreage (10m Cut Off)	~4,600 acres	Up to **~11,300 acres**
Well Design & Length	Standard Straight 500 to 1,000 meters	**Extended Reach** with **curved trajectories** included for certain wells up to ~2,300 meters
Refill Wells	13 Refills plus traditional infills at Expansion 11 refills and 1 infill at Demo	Traditional infills **replaced with extended reach Refill wells**
Maximum Capacity Achieved	~26,000 bbl/d[3] at Expansion ~8,000 bbl/d[3] at Demo	Up to **35,000** bbl/d[3] at Expansion Up to **10,000** bbl/d[3] at Demo
Additional Growth Projects (subject to necessary approvals)[4]	n/a	Brownfield Expansion of two steam generators and 3rd train McKay Facility Relocation Demo: Plant 1 Re-Start
Bond Capital Constraints Considered[4]	Significant	2P Reserves: **Reduced**

1) In accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and by the Canadian Oil and Gas Evaluation Handbook (collectively, "Canadian Standards")
2) Greenfire expects that its independent reserve evaluator, McDaniel and Associates Consultants ("McDaniel"), will issue a Reserves report as at Dec. 31, 2024, with the amount of change in each category only being known as at that date
3) Figures shown on a 100% working interest basis, Greenfire owns a 75% working interest in the Expansion asset and a 100% working interest in the Demo asset, respectively
4) Reserve evaluators consider whether a company has made the formal decision to develop a new project or expansion received critical regulatory approvals and has the capital available to fund it, when ascribing specific Reserve categories

12

Internal • Expanding the evaluation area up to 11,300 acres from 4,600 acres, highlighted in red on the adjacent map • Evaluation to be expanded to include the McMurray Upper Zone to align with the Company development program 13 YE 2023 Reserves 2 2P 1P 238 183 Gross Reserves (MMbbl) $2,041 $1,732 AT NPV10 (C$MM) 37 28 Reserve Life Index (Years) 3 Source: Greenfire Resources 1) YE 2024 Reserves report is expected to include a 10m net pay cut off on 2P and is not expected to include Reserves based on a n 8 m net pay cut off 2) In accordance with Canadian Standards as defined on prior page 3) Reserves life index is calculated by dividing Greenfire’s applicable reserve volumes as at Dec. 31, 2023 by the Company’s 202 3 a nnual production ANTICIPATED SCOPE OF YE 2024 RESERVES REPORT SIGNIFICANTLY INCREASING THE ACREAGE TO BE EVALUATED HE Project Area Demo Project Area 8m Cut Off Outline 1 Net Pay

ANTICIPATED SCOPE OF YE 2024 RESERVES REPORT
EXPECTED DEVELOPMENT THROUGH MODERNIZED DRILLING STRATEGY

Under the new development plan, which utilizes longer wells and exploits more reservoir, Greenfire anticipates a material reduction in the number of wells and new required surface pads

Prior Development Approach

- Shorter wells
- Traditional infills
- More well pads

Modernized Drilling Strategy
Longer wells drilled from fewer Pad locations

Updated Development Plan

- Approximately a two thirds reduction of the wells due to Refills and Extended Reach horizontals
- < 50% the well pads and reduced infrastructure



Demo
Expansion
HE Project Area
Demo Project Area
Contour
45
40
35
30
25
20
15
10
5



Demo
Expansion
HE Project Area
Demo Project Area
Contour
45
40
35
30
25
20
15
10
5

Source: Greenfire Resources

14

RELATIVE NET ASSET VALUE BENCHMARKING
SIGNIFICANTLY DISCOUNTED VALUATION VS. PURE PLAY OIL SANDS PEERS

Market not appropriately recognizing intrinsic value of GFR shares

		ATAX Reserve Evaluator[1]			Price / ATAX NAV[2,3]		
					Reserve Evaluator		Research Consensus
As at October 4, 2024		1P NPV	2P NPV	2C NPV	1P	2P	
Pure Play Mid Cap Oil Sands		*$bn*	*$bn*	*$bn*	*%*	*%*	*%*
MEG		$10.4	$13.4	$2.0	81%	61%	85%
Athabasca		$2.8	$4.4	$1.2[4]	97%	63%	84%
Pure Play Average		**$6.6**	**$8.9**	**$1.6**	**89%**	**62%**	**84%**
Strathcona		$13.6	$19.3	$1.2[4]	56%	36%	70%
Greenfire							
Recent Share Price	**$10.23/sh.**	**$1.7**	**$2.0**	**n/a**	**51%**	**42%**	**51%**
Unaffected Share Price *(@ Sept. 13, 2024)*	**$8.51/sh.**	**"**	**"**	**n/a**	**42%**	**35%**	**41%**
WEF Proposed Acquisition *(@ Sept. 16, 2024)*	**$10.93/sh.**	**"**	**"**	**n/a**	**54%**	**45%**	**53%**

- The table above includes relevant price / after tax NAV multiples of Greenfire vs. the other 2 pure play oil sands peer companies
  - Greenfire trades at significant discount to peers (furthermore, the potential growth plans presented herein are not currently reflected in Greenfire Reserve Evaluator NAVs)
- Strathcona Resources has a significant Montney component (i.e. is not a pure play), and trades at a discount due to its relatively small trading float (~91% owned by Waterous Energy Fund) and limited trading liquidity

Source: Capital IQ, Equity Research, Company Filings
Note: Market data as of October 4, 2024; Figures in C$. Pro forma recent mergers, acquisitions and financings
1) Based on reserve evaluator report as of 2023 YE utilizing reserve evaluator commodity pricing
2) Greenfire only has two firms providing NAV estimates for the Company (BMO Capital Markets and Peters & Co.)
3) Reflects fully diluted market capitalization as of October 4, 2024, divided by YE 2023 1P/2P PV-10, after-tax less net debt as of Q2'24
4) Before tax as after tax NPV's not disclosed

15

Internal Appendix

GREENFIRE RESOURCES
CAPITAL SPENDING ANALYSIS

Greenfire has been severely capital constrained in recent years relative to its Mid Cap Oil Sands Peers

	Bitumen Production			Bitumen Capacity			Capex			Capex / Capacity			Capex / Production		
	2022A	2023A	2024E	2022A	2023A	Current	2022A	2023A	2024E	2022A	2023A	Current	2022A	2023A	2024E
Pure Play Mid Cap Oil Sands	*bbl/d*	*bbl/d*	*bbl/d*	*bbl/d*	*bbl/d*	*bbl/d*	*$mm*	*$mm*	*$mm*	*$ per bbl/d*	*$ per bbl/d*	*$ per bbl/d*	*$ per bbl/d*	*$ per bbl/d*	*$ per bbl/d*
MEG	95,338	101,425	105,000	110,000	110,000	110,000	$376	$449	$550	$3,400	$4,100	$5,000	$3,900	$4,400	$5,200
Athabasca[1]	28,989	30,246	33,500	37,000	40,000	52,000[2]	$111	$113	$193	$3,000	$2,800	$3,700	$3,800	$3,700	$5,800
Pure Play Mid Cap Oil Sands Avg.										**$3,200**	**$3,450**	**$4,350**	**$3,850**	**$4,050**	**$5,500**
Strathcona	80,527	109,698	135,000[3]	92,500[4]	111,667[4]	135,000[5]	$416	$667	$900	$4,500	$6,000	$6,700	$5,200	$6,100	$6,700
Greenfire	**20,503**	**17,639**	**20,500**	**33,750**	**33,750**	**33,750**	**$40**	**$33**	**$85**	**$1,200**	**$1,000**	**$2,500**	**$1,900**	**$1,900**	**$4,100**
Greenfire as % of Pure Play Mid Cap Oil Sands Avg.										**37.5%**	**29.0%**	**57.5%**	**49.4%**	**46.9%**	**74.5%**

Source: Company Filings

Note: 2024 Guidance production and capex taken as the mid-point where applicable

1) Athabasca excludes the Light Oil division
2) Inclusive of Athabasca's recent sanction of Leismer to 40,000 bbl/d
3) Strathcona includes Cold Lake and Lloydminster and excludes Montney
4) Reflects pro rated adjustments for Tucker and Serafina acquisitions, respectively
5) Assumed that the guidance of 72% oil split includes the Cold Lake and Lloydminster production

17

Internal 18 FORWARD - LOOKING STATEMENTS ADVISORY This presentation (" Presentation ") dated October 7 , 2024 by Greenfire Resources Ltd . (" Greenfire ") contains certain forward - looking statements or forward - looking information within the meaning of the United States federal securities laws and applicable Canadian securities laws (collectively, " forward - looking statements ") . Forward - looking statements relate to future events or Greenfire's future performance . All information other than statements of historical fact are forward - looking statements . These forward - looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," “targeting,” "forecast," "strategy," "future," "opportunity," "plan," "potential," "may," "should," "will," "can," "could," "would," "will be," "to be," "to include," "to align," "will continue," "will likely result," and similar expressions . In addition to other forward - looking statements herein, there are forward - looking statements in this Presentation relating to, among other things, expectations and assumptions in respect of the following matters : expectations on the economic returns associated with the Expansion and Demo assets at Hangingstone ; the development plans targeting 58 , 800 bbl/d of oil production capacity ; the timing of when an independent third - party reserve evaluation will be published ; the potential increase in Greenfire lands subject to the third - party reserve evaluation ; expectations on the new disclosures related to Greenfire's growth plans ; plans for Greenfire to deploy modern SAGD well technologies ; plans to maximize utilization at existing Greenfire facilities ; Greenfire's plans to relocate newly acquired facilities to Tier - 1 reservoir lands ; the availability of pure - play thermal businesses ; plans to accelerate Greenfire's Tier - 1 owned resources ; expectations on strong returns for shareholders of Greenfire ; plans to add 25 Mbbl/d or 74 % incremental production capacity ; plans for reactivation of Demo Plant 1 , brownfield facility debottlenecking and expansion and relocation of an existing SAGD facility ; expectations that existing infrastructure is scalable to support the growth plans ; expectations of Greenfire's operational and technical team to support the growth plan ; expected productivity and cost advantages for extended reach SAGD wells ; expected performance of extended reach refill wells ; expected benefits from Greenfire's modernized drilling strategy ; expected pay access benefits and well count reduction due to curved SAGD well strategy ; expected ability of Greenfire to drill curved, extended reach wells ; expected surface impact, cost savings and production benefits of Greenfire's Super Pad ; expected timing of drilling at Expansion related to Greenfire's Super Pad ; expected timing of AER application of approval related to the Super Pad ; plans to utilize existing plant capacity by drilling Refill wells and commissioning nearby Super Pad of sustaining wells ; expectation that no additional steam generation will be associated with utilization of existing facilities ; anticipated cost structure improvements and increased free cash flow generation potential with utilizing existing plant capacity ; expectation in reduced variable costs with Greenfire's SAGD assets ; expected capacity growth to 50 , 000 bbl/d for Brownfield expansion ; expectation that Greenfire's modular design will allow for easier expansion of the central processing facility to accommodate new standard SAGD components ; expected increases of production capacity and steam generation capacity for Expansion asset ; planned locations of processing Train 3 and two additional steam generators at the Expansion asset ; expectations of an additional 15 , 000 bbls/d of production capacity, 38 , 000 bbls/d of steam capacity and power co - generation capacity resulting from relocation of the McKay facility ; the expectation that the cost of moving and commissioning McKay SAGD facility at Expansion will be significantly lower than constructing a new central processing facility ; anticipated use of existing Expansion facility infrastructure by the relocated McKay facility ; expected location of deployment of the McKay facility ; plans to increase production capacity at the Demo asset by 2 , 500 bbl/d to 10 , 000 bbl/d by restarting Plan 1 processing train ; expected increase in production capacity at Demo Plant 1 and expectations to utilize existing steam and blend processing equipment ; expectations that no material infrastructure capital is required for the Demo Plant 1 restart ; timing regarding the new extended reach Refills at the Demo asset ; plans regarding additional Refill locations ; expectations regarding the scope, drilling strategy and future growth projects described in the year - end 2024 Reserves Report (as defined below) ; expectations on the reduced number of wells and required surface pads related to the modernized drilling strategy ; expectations on the market's recognition of the intrinsic value of Greenfire's shares ; and Greenfire's capital spending plans . In addition, information and statements in this Presentation relating to "reserves" are deemed to be forward - looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and that the reserves described can be profitably produced in the future . Certain other assumptions related to Greenfire’s reserves are contained in the report of McDaniel & Associates Consultants Ltd . (" McDaniel ") evaluating Greenfire's proved reserves ( 1 P) and proved plus probable reserves ( 2 P) as at December 31 , 2023 (which is respectively referred to herein as the " 2023 Reserves Report ") . With respect to forward - looking statements contained in this Presentation, assumptions have been made regarding, among other things : commodity prices ; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which Greenfire conducts and will conduct business and the effects that such regulatory framework will have on Greenfire, including on Greenfire’s financial condition and results of operations ; expected performance of Greenfire's wells and facilities ; expected ability to obtain the necessary regulatory approvals for certain of Greenfire's development plans including the brownfield expansions and McKay relocation ; Greenfire’s financial and operational flexibility ; Greenfire’s financial sustainability ; Greenfire’s cash flow ; Greenfire’s ability to obtain qualified staff and equipment in a timely and cost - efficient manner ; the applicability of technologies for the recovery and production of Greenfire’s reserves ; future capital expenditures to be made by Greenfire ; future sources of funding for Greenfire’s capital programs and development plans ; Greenfire’s future debt levels and capital impacts of Bond covenants ; Greenfire's future production levels ; Greenfire’s ability to obtain financing, on acceptable terms ; Greenfire's operating costs ; compliance of counterparties with the terms of contractual arrangements ; impact of increasing competition globally ; collection risk of outstanding accounts receivable from third parties ; geological and engineering estimates in respect of Greenfire’s reserves and resources ; recoverability of reserves and resources ; and the geography of the areas in which Greenfire is conducting exploration and development activities and the quality of its assets . This forward - looking statements involve material assumptions and known and unknown risks and uncertainties and other factors, certain of which are beyond Greenfire's control, that may cause actual results or events to differ materially from those anticipated in such forward - looking statements, which include, among other things : Greenfire's success in retaining or recruiting, or changes required in, its officers and key employees ; the inability to get the necessary regulatory approvals for Greenfire's development plans ; the inability to get the necessary financing for Greenfire's development plans ; the failure of wells to perform as expected ; geopolitical risk including the impacts of the Russian - Ukraine war and the Israel - Hamas conflict ; changes in applicable laws or regulations ; the possibility that Greenfire may be adversely affected by other economic, business, and/or competitive factors ; the possibility that a pandemic or major disease disrupts Greenfire's business ; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Greenfire's resources ; risks associated with the oil and gas industry in general (e . g . , operational risks in development, exploration and production, the impacts of inflation and supply chain issues and steps taken by central banks to curb inflation, pandemic, war, terrorist events, political upheavals and other similar events ; events impacting the supply and demand for oil and gas including actions taken by the OPEC + group, delays or changes in plans with respect to exploration or development projects or capital expenditures) ; the uncertainty of reserve estimates ; the uncertainty of estimates and projections relating to production, costs and expenses ; health, safety and environmental risks ; commodity price and exchange rate fluctuations ; changes in legislation affecting the oil and gas industry ; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures ; the implementation of Greenfire's plans and growth strategies ; uncertainties in market influences ; uncertainties related to the scope, content and findings in the 2024 Reserves Report ; risks associated with using new technology and new industry strategies ; the accuracy of the geological information provided in the Presentation ; and uncertainties related to the AER's approval process . The foregoing list of factors is not exhaustive . You should carefully consider the all of the risks and uncertainties described in the "Risk Factors" section of Greenfire's annual report on Form 20 - F dated March 26 , 2024 filed with the United States Securities and Exchange Commission (the " SEC ") on March 26 , 2024 (the " Form 20 - F "), and which is also available on SEDAR+ at www . sedarplus . ca , and other documents filed by Greenfire from time to time with the SEC or on SEDAR+ . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . Forward - looking statements speak only as of the date they are made . Consequently, forward - looking statements are inherently unreliable, and readers are cautioned not to put undue reliance on forward - looking statements . Greenfire assume no obligation and does not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise, except as otherwise required by applicable securities laws . Greenfire does not give any assurance that Greenfire will achieve its expectations .

Internal 19 RESERVES, FUTURE DEVELOPMENT PLAN & OIL AND GAS METRICS INFORMATION 2023 RESERVES INFORMATION The 2023 Reserves Report was prepared using the assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and in accordance with National Instrument 51 - 101 - Standards of Disclosure for Oil and Gas Activities ("NI 51 - 101 "), effective December 31 , 2023 . There are numerous uncertainties inherent in estimating quantities of bitumen and the future cash flows attributed to such reserves . The reserve and associated cash flow information set forth herein are estimates only . In general, estimates of economically recoverable reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially . For those reasons, estimates of the economically recoverable reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary . Greenfire's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material . For additional information regarding the consolidated reserves and information concerning the resources of Greenfire as evaluated by McDaniel in the 2023 Reserves Report, please refer to Greenfire’s annual report on Form 20 - F, which is available on Greenfire’s website at www . greenfireres . com, on SEDAR+ at www . sedarplus . ca and on the SEC's website at www . sec . gov . 2024 RESERVES REPORT As indicated in this presentation, Greenfire has engaged McDaniel, Greenfire's independent qualified reserves evaluator, to commence an evaluation of its reserves, which is expected to be completed in the fourth quarter of 2024 (the " 2024 Reserves Report") . The 2024 Reserves Report will be prepared in accordance with NI 51 - 101 and the COGE Handbook . As indicated in this presentation, it is intended that McDaniel will include a number of factors in its preparation of the 2024 Reserves Report that were not reflected in McDaniel's evaluation of Greenfire's reserves pursuant to the 2023 Reserves Report . The additional factors to be considered in the 2024 Reserves Report include a larger development area, additional booked acreage, new well designs and drilling strategies, increased capacities at both the Expansion and Demo assets, certain brownfield expansion projects, the relocation of the McKay SAGD facility and reduced capital constraints . There is no certainty that any of these factors will result in additional bookings of reserves . Even if additional reserves are booked in the 2024 Reserves Report, there is no certainty that such reserves will have significant (or any) additional associated values (especially on a discounted net present value) . FUTURE DEVELOPMENT PLANS The brownfield expansion projects, the relocation and re - commissioning of the McKay facility and certain other development projects disclosed herein have significant associated costs . As of the date hereof, Greenfire does not have reliable estimates of such costs . Such development plans are not based on a budget or capital expenditures plan approved by the Board of Directors of Greenfire (the "Board") beyond 2024 and are not intended to present a forecast of Greenfire's future activities . In addition, Greenfire does not presently have the funding available to complete such projects . There is no certainty that Greenfire will obtain the necessary funding to complete such projects or proceed with such projects . Prior to proceeding with these development projects, accurate cost estimates will need to be prepared and such costs may be greater than anticipated and may make such projects uneconomic . The disclosure of the development plans herein is intended to present readers insight into management's view of the opportunities associated with Greenfire's assets as used by management for planning and strategy purposes . There is no certainty that Greenfire will proceed with all of development plans or other capital expenditures contemplated herein and even if Greenfire does proceed with such plans there is no certainty that the reserves or resources recovered will match the expectations used for such strategy . All future development plans and other capital expenditures will ultimately depend upon the availability of capital, regulatory approvals, commodity prices, changing cost projections for such projects, actual drilling results, additional reservoir information that is obtained and other factors . In addition, management and the Board may determine to utilize its cash resources and other funding for other purposes if determined in the best interests of Greenfire to do so . OIL AND GAS METRICS This presentation contains certain other oil and gas metrics, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons . Such metrics have been included herein to provide readers with additional measures to evaluate Greenfire's performance ; however, such measures are not reliable indicators of the future performance and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon . Greenfire's reserve life index is calculated using Greenfire's total gross reserves (either on a 1 P or 2 P basis) and dividing them by the projected 2024 production from the 2023 Reserves Report . The reserve life index is used by management to assess the longevity of the reserves . Payout refers to the time where capital costs have been recovered from the production of a well . For the purposes of Slide 2 of the Presentation, the calculation of payout multiplies Greenfire's second quarter average operating netback (as described under "Specified Financial and Non - GAAP Measures") of $ 44 . 73 /bbl, by the average daily production of 1 , 515 bbl/d to generate a daily netback value of $ 67 , 766 /d . The capital cost per well of $ 3 . 5 M is then divided by the daily netback to provide a payout value in number of days, which is less than 60 days . Net Asset Value (or NAV) of Greenfire's bitumen 1 P and 2 P reserves is calculated using the estimated net present value of all future net revenue from Greenfire's 1 P and 2 P reserves, discounted at 10% , as reflected by McDaniel effective on the date of the 2023 Reserves Report less net debt as at June 30 , 2024 . For additional information on the calculation of net debt see "Specified Financial and Non - GAAP Measures" . This Presentation uses the term Tier - 1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in . The term Tier - 1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water, or lean zones, commonly referred to as “thief zones” . Thief zones provide an unwanted outlet for steam and reservoir pressure . Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures . Tier - 1 wells flow to surface with natural lift ; not requiring downhole pumps or gas lift .

SPECIFIED FINANCIAL AND NON-GAAP MEASURES

Greenfire refers to certain financial measures and ratios in this Presentation that do not have a standardized meaning prescribed by International Financial Report Standards ("IFRS") and, therefore, are considered specified financial measures and supplementary financial measures. While these measures are commonly used in the oil and natural gas industry, Greenfire's determination of these measures may not be comparable with calculations of similar measures presented by other companies. These non-GAAP and other financial measures should not be considered in isolation or as an alternative for measures or performance prepared in accordance with IFRS.

Greenfire believes that the following financial measures provide useful information to evaluate the financial results of Greenfire.

- **Operating Netback** – Oil sales is the most directly comparable GAAP measure for operating netback and operating netback, excluding realized (gain) loss risk management contracts which are non-GAAP measures. These measures are not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback, excluding realized gain (loss) risk management contracts is comprised of oil sales, less diluent expense, royalties, operating expense, transportation and marketing expense, but before realized gain (loss) risk management contracts, while operating netback is further adjusted for realized gain (loss) risk management contracts, as appropriate. Operating netback and operating netback, excluding realized gain (loss) risk management contracts are financial measures widely used in the oil and gas industry as supplemental measures of a Company's efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses.

- **Net Debt** – Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. These measures are not intended to represent long-term debt calculated in accordance with IFRS. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on Greenfire's balance sheet, and excludes the current portions of risk management contracts and warranty liability. Management uses net debt to monitor Greenfire's current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

For more information refer, to the "Non-GAAP Financial Measures and Ratios" section of Greenfire's most recent MD&A, which is available on Greenfire's website at www.greenfireres.com, on SEDAR+ at www.sedarplus.ca and on the SEC's website at www.sec.gov.

In addition, Greenfire has included the following supplementary financial measures:

- **Capex / Capacity** – This is calculated as the quotient of the capital expenditures (capex) in $mm divided by the bitumen capacity in bbl/d. See the slide herein entitled "Capital Spending Analysis".

- **Capex / Production** – This is calculated as the quotient of the capital expenditures (capex) in $mm divided by the bitumen production in bbl/d. See the slide herein entitled "Capital Spending Analysis".

- **Payout** – See "Oil and Gas Metrics".

- **NAV** – See "Oil and Gas Metrics".

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Internal 21 SPECIFIED FINANCIAL AND NON - GAAP MEASURES INITIAL PRODUCTION RATES ADVISORY References in this Presentation to initial production rates, other short - term production rates or initial performance measures relating to new wells are useful in confirming the presence of hydrocarbons ; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long - term performance or of ultimate recovery . While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Greenfire . Accordingly, Greenfire cautions that the test results should be considered to be preliminary . ANALOGOUS INFORMATION Certain information in this Presentation may constitute "analogous information" as defined in NI 51 - 101 , including, but not limited to, production at Cenovus Foster Creek . Greenfire management believes the information is relevant as it helps to define the potential performance of Greenfire's curved SAGD wells . Greenfire is unable to confirm that the analogous information was prepared by a qualified reserves evaluator or auditor . Such information is not an estimate of the reserves or resources attributable to lands held or to be held by Cenovus or Greenfire and there is no certainty that the data and economics information for Greenfire's assets will be similar to the information presented herein . The reader is cautioned that the data relied upon by Greenfire may not be analogous to the performance of the Cenovus curved SAGD pad . MARKET, INDEPENDENT THIRD PARTY AND INDUSTRY DATA Certain market, transactions, independent third party and industry data contained in this Presentation is based upon information from government or other independent industry publications and reports or based on estimates derived from such publications and reports . Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but Greenfire has not conducted its own independent verification of such information . This Presentation also includes certain data derived from independent third parties . While Greenfire believes this data to be reliable, market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey . Greenfire has not independently verified any of the data from independent third - party sources referred to in this Presentation, if any, or ascertained the underlying assumptions relied upon by such sources . INFORMATION REGARDING OTHER INDUSTRY PARTICIPANTS Certain information contained in this Presentation relating to other industry participants, including information regarding industry peers of Greenfire and the nature of their respective businesses, is taken from and based solely upon information published by market aggregators such as Capital IQ and Equity Research and information published by such participants, including such participants' websites and public filings . Greenfire has not independently verified the accuracy or completeness of any such information .